UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

 United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

                                                                                                            Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes     No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes     No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No X

GERENCIA CORPORATIVA DE COMUNICACIÓN SOCIAL

BULLETIN N° 204/2006

DATE: 12/04/2006

JESÚS REYES HEROLES TAKES OFFICE AS DIRECTOR GENERAL OF

PETRÓLEOS MEXICANOS

Jesús Reyes Heroles González Garza was appointed Director General of Petróleos Mexicanos, replacing Luis Ramírez Corzo.

Georgina Kessel, Secretary of Energy, headed the institutional ceremony at which Mr. Reyes Heroles took office. The ceremony took place in PEMEX’s “Salón del Consejo,” and Ms. Kessel and Mr. Reyes Heroles were accompanied by other top executives of the company.

In his remarks, the new CEO of the decentralized public entity stated that it is an honor to lead such an important company, one of the principal forces driving Mexico’s economic development. He also stated that his biggest challenge will be to modernize PEMEX in order to strengthen the operational and financial status of the entity, to maintain production levels and to guarantee the supply of refined products at competitive prices.

He recognized and acknowledged the performance of Luis Ramírez Corzo as the former head of PEMEX and called on executives, workers and union leaders to continue to improve PEMEX.

Jesús Reyes Heroles received a bachelor’s degree in Economics from the Instituto Autónomo de México (ITAM) and a PhD in Economics from the Massachusetts Institute of Technology (MIT). He has served in other important public sector positions, including Director General of Banobras (1994-1995), Secretary of Energy (1995-1997) and Mexican Ambassador to the United States of America (1997-2000).

Tecnológico

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Mauricio Alazraki Pfeffer
Mauricio Alazraki Pfeffer
Managing Director of Finance and Treasury

Date: December 12, 2006

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “ plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.